

Mail Stop 3720

May 24, 2007

Mr. Steve Hamilton
Chief Financial Officer
Reliant Home Warranty Corporation
350 Bay Street
Suite 250
Toronto, Ontario M5H 2S6

Re: **Reliant Home Warranty Corporation**
        Form 10-KSB for Fiscal Year Ended December 31, 2006
        Filed April 3, 2007
        File No. 0-29827

Dear Mr. Hamilton:

        We have reviewed your supplemental response letter dated April 30, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 23, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the fiscal year ended December 31, 2006
General

1. Please file the required Item 4.02 Form 8-K in connection with the restatement of your financial statements once your restatements have been finalized.

2. Significant Accounting Policies, page F-7

2. We note your response to prior comment 4 and your proposed amendment. Please have your auditors revise their auditors' report to make reference to your restatement of the financial statements. Revise to label the columns for the year ended December 31, 2006 and cumulative period from inception as restated and include a note to the financial statements explaining the restatement. In this regard, refer to paragraph 26 of SFAS 154.

<u>4. Shareholders' Equity (Deficit) and Laurus Revolving Note Agreement, page F-10</u>

3. We note your response to prior comment 5. It appears to us that since Laurus
    retained the rights to the warrant, you should not reverse the expense of $4,299,266
    previously ascribed to the warrant. The fact that you have no intention of allowing
    Laurus to sell the shares underlying the warrant does not nullify your legal obligation
    under the warrant agreement. Please revise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may contact Michael Henderson, Staff Accountant,
at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director